Filed Pursuant to Rule 433

Registration No. 333-133852

Commodity Linked PPIs:
Average Appreciation Notes

36,38
34,64
1,24
13,65
25,40
36,87
22,30
36,04
7,81
49,65
20,65
36,18
34,36
1,15
13,58
25,00
36,50
22,02
35,94
7,77
24,84
3,03

May 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Commodity Linked Principal Protected Investments (“Commodity Linked PPIs”) with an “Average Appreciation” payout. This document should be read together with the prospectus supplement for Medium Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used but not otherwise defined below have the meanings given to them in those documents. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we”, “us”, or similar references are to Bank of America Corporation.

In connection with each offering of Commodity Linked PPIs, we will provide a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, it is expected that we will provide to you a preliminary pricing supplement relating to the offering which will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about it and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website): http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm.

The terms of the Commodity Linked PPIs with an “Average Appreciation” payout described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

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Bank of America Corporation Commodity Linked Principal Protected Investments

Commodity Linked PPIs with an “Average Appreciation” payout provide you with an opportunity to participate in the average performance of one or more commodities or commodity indices (the “Underlying Commodity”). The Commodity Linked PPIs are fully principal protected if held until maturity, subject to our creditworthiness. In addition, at maturity, you may receive a “Supplemental Redemption Amount,” as described below, based upon the average of the levels of the Underlying Commodity on specified valuation dates during the term of the Commodity Linked PPIs.

Commodity Linked PPIs are our senior debt securities. However, Commodity Linked PPIs differ from traditional debt securities in that you may not receive interest payments throughout the life of the Commodity Linked PPI. In addition, these securities contain a commodity derivative component.

The size of the Supplemental Redemption Amount for Commodity Linked PPIs with an “Average Appreciation” payout will depend upon the arithmetic average of the closing level of the Underlying Commodity on two or more valuation dates following the pricing date of the Commodity Linked PPIs and upon the “Participation Rate,” or, the extent to which the holder participates in the average performance of the Underlying Commodity. The valuation dates and the Participation Rate will be determined on the pricing date and set forth in the applicable pricing supplement. See “Supplemental Redemption Amount Payable at Maturity” for further discussion.

If you hold the Commodity Linked PPIs until maturity, you will receive, at a minimum, your principal amount, subject to our creditworthiness. In addition, you also may receive the Supplemental Redemption Amount. However, if you sell the Commodity Linked PPIs prior to maturity, you may find that the market value of the Commodity Linked PPIs is less than the principal amount of the Commodity Linked PPIs.

Commodity Linked PPIs typically are issued in minimum denominations of $10,000, and whole multiples of $1,000.

Commodity Linked PPIs are generally not listed on a stock exchange. Whether or not they are listed, there may be little or no secondary market for Commodity Linked PPIs.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Commodity Linked PPIs.

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The Underlying Commodity

At maturity, the Supplemental Redemption Amount for Commodity Linked PPIs with an “Average Appreciation” payout will be determined by reference to the arithmetic average of the closing level of the Underlying Commodity on two or more valuation dates during the term of the Commodity Linked PPIs.

The Underlying Commodity may consist of:

•	crude oil

•	natural gas

•	the Dow Jones - AIG Commodity IndexSM (Excess Return)* (the “DJ-AIG Commodity IndexSM”)

•	other commodities or commodity indices* that will be identified in the applicable pricing supplement

Depending upon the manner in which that commodity is traded in the U.S. and international markets, the market price of a commodity is generally determined by reference to the per unit price of that commodity, or the market price of futures contracts with respect to that commodity, that are traded on an exchange. The level of a commodity index is published periodically during a business day by the sponsor of that index.

The applicable pricing supplement will set forth the specific Underlying Commodity for the Commodity Linked PPIs, and provide information as to the historical levels of the Underlying Commodity. However, historical levels of the Underlying Commodity are not indicative of the future performance of the Underlying Commodity or the performance of the Commodity Linked PPIs.

The Underlying Commodity may consist of a single commodity (e.g., crude oil) or a broad-based commodity index (e.g., the DJ-AIG Commodity IndexSM). Alternatively, the Underlying Commodity may consist of a group, or “basket,” of commodities and/or commodity indices (e.g., a basket of crude oil and natural gas). If the Underlying Commodity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Average Basket Return.”

Please note that, for ease of reference, certain defined terms in the following sections, such as “Average Index Return,” contemplate Commodity Linked PPIs in which the Underlying Commodity consists of one index, such as the DJ-AIG Commodity IndexSM. If the Underlying Commodity were to consist of one commodity, these defined terms would be adjusted to terms such as “Average Commodity Return.” Alternatively, if the Underlying Commodity were to consist of a basket of commodities and/or commodity indices, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Average Basket Return.”

*Pending the execution of proper licensing agreements.

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The Underlying Commodity (cont.)

The Dow Jones - AIG Commodity IndexSM

AIG International Inc. (“AIGI”) created the DJ-AIG Commodity IndexSM in July 1998 to provide a liquid and diversified benchmark for commodities as an asset class. The DJ-AIG Commodity IndexSM was created using the following four main principles: economic significance, diversification, continuity, and liquidity. The DJ-AIG Commodity IndexSM is currently composed of exchange-traded futures contracts on 19 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 23 potential commodities eligible for inclusion in the DJ-AIG Commodity Index SM currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc.

The DJ-AIG Commodity IndexSM is calculated by Dow Jones & Company, Inc. (“Dow Jones”), in conjunction with AIG Financial Products Corp. (“AIG-FP”), by applying the impact of the changes to the futures prices of commodities included in the DJ-AIG Commodity IndexSM (based on their relative weightings). The DJ-AIG Commodity IndexSM is reweighted and rebalanced each year on a price-percentage basis. Diversification rules are applied to the annual reweighting and rebalancing of the DJ-AIG Commodity IndexSM to provide for diversified exposure to commodities as an asset class. The methodology for determining the composition and weighting of the DJ-AIG Commodity IndexSM and for calculating its value is subject to modification by Dow Jones and AIG-FP, at any time.

“Dow Jones,” “AIG®,” “Dow Jones—AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by us. The Commodity Linked PPIs are not sponsored, endorsed, sold, or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Commodity Linked PPIs.

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The Underlying Commodity (cont.)

WTI Crude Oil

All of the information regarding West Texas Intermediate light sweet crude oil crude oil (“WTI Crude Oil”) and The New York Mercantile Exchange (“NYMEX”) contained in this document was obtained from publicly available information. That information reflects the policies of, and is subject to change by, NYMEX.

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange. NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil, and natural gas. In the case of WTI Crude Oil, trading occurs on the floor of NYMEX, during exchange hours, and after hours on the Chicago Mercantile Exchange Globex® global electronic trading platform.

Crude oil is currently the world’s most actively traded commodity, and the NYMEX light, sweet crude oil futures contract is the world’s most liquid forum for crude oil trading, as well as the world’s largest-volume futures contract trading on a physical commodity. The contract trades in units of 1,000 barrels. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market. Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel.

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The Underlying Commodity (cont.)

Natural Gas

All of the information regarding natural gas and NYMEX contained in this document was obtained from publicly available information. That information reflects the policies of, and is subject to change by, NYMEX.

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange. NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil, and natural gas. In the case of natural gas, trading occurs on the floor of NYMEX during exchange hours.

Natural gas futures have been NYMEX’s fastest growing market since their launch in 1990. The standard-sized contract is currently the second most actively traded futures contract on NYMEX and the second-highest volume futures contract in the world based on a physical commodity. The futures contract trades in units of 10,000 million British thermal units (mmBtu). The price is based on delivery at the Henry Hub in Louisiana, the nexus of 16 intra- and interstate natural gas pipelines serving markets throughout the continental U.S. and into Canada.

Natural gas is used primarily for residential and commercial heating and in the production of electricity. Natural gas accounts for approximately one-quarter of U.S. energy usage. Volume in the standard-sized contract is equal to approximately eight times physical U.S. natural gas production.

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Supplemental Redemption Amount Payable at Maturity

At maturity, you will receive the principal amount of the Commodity Linked PPIs, subject to our creditworthiness. In addition, for Commodity Linked PPIs with an “Average Appreciation” payout, at maturity, you may receive a Supplemental Redemption Amount based upon the average level of the Underlying Commodity on specified valuation dates during the term of the Commodity Linked PPIs.

The calculation agent for the Commodity Linked PPIs with an “Average Appreciation” payout will determine the Supplemental Redemption Amount, if any, by multiplying (a) the Average Index Return (as defined below) by (b) the Participation Rate by (c) the principal amount of the Commodity Linked PPIs you hold at maturity.

Although some Commodity Linked PPIs may be “bearish” on the applicable Underlying Commodity, the calculation below refers to Commodity Linked PPIs with an “Average Appreciation” payout that are “bullish” on the Underlying Commodity. That is, the Supplemental Redemption Amount is paid if the Average Index Level exceeds the Initial Index Level (each as defined below).

The “Average Index Return” will equal:

(Average Index Level – Initial Index Level)

Initial Index Level

The “Initial Index Level” will be the level of the Underlying Commodity at the time the Commodity Linked PPIs are priced. The “Average Index Level” will be the arithmetic average of the closing level of the Underlying Commodity on each of the applicable valuation dates (the sum of the closing level of the Underlying Commodity on each valuation date, divided by the number of valuation dates). The valuation dates typically will fall on the anniversaries of the pricing date of the Commodity Linked PPIs.

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

If the Average Index Return is less than or equal to zero, then the Supplemental Redemption Amount will equal $0.00.

If the Average Index Return is greater than zero, then the Supplemental Redemption Amount for each $1,000 principal amount of the Commodity Linked PPIs will equal the product of:

$1,000 x (Average Index Return x Participation Rate)

You will receive a Supplemental Redemption Amount only if the Average Index Return is greater than zero. If the Average Index Return does not exceed zero, you will receive only your principal amount at maturity.

The Supplemental Redemption Amount, if any, will be calculated after the close of the relevant commodities markets on the final valuation date. Changes in the value of the Underlying Commodity between the final valuation date and the maturity date will not affect the Supplemental Redemption Amount, if any, payable to you at maturity.

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Examples of Supplemental Redemption Amounts

Examples: Below are four hypothetical examples of the calculation of the Supplemental Redemption Amount for a Commodity Linked PPI with an “Average Appreciation” payout with a principal amount of $1,000. The amounts in the tables and graphs below are for purposes of illustration only. These examples, tables, and graphs are based upon a Commodity Linked PPI linked to a single underlying commodity index with a five year term, a principal amount of $1,000, and a range of hypothetical closing levels of the Underlying Commodity on the five annual valuation dates. The actual amounts payable at maturity on the Commodity Linked PPIs will depend on the actual closing levels on the applicable valuation dates and the actual Participation Rate that applies to your Commodity Linked PPIs.

Each of the examples is based on a hypothetical Initial Index Level of 100.00 and a hypothetical Participation Rate of 125.00%. A Participation Rate that is less than 100.00% will cause the return on the Commodity Linked PPIs to be less than the Average Index Return. However, regardless of the actual Participation Rate that is applicable to your Commodity Linked PPIs, you will not receive less than the principal amount of your investment at maturity, subject to our creditworthiness.

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Example 1: The hypothetical closing level of the Underlying Commodity increases steadily during the term of the Commodity Linked PPIs, and the Average Index Level is lower than the closing level of the Underlying Commodity on the final annual valuation date.

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be $1,375.00, representing the sum of the principal amount and the Supplemental Redemption Amount of $375.00.

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Example 2: The hypothetical closing level of the Underlying Commodity fluctuates during the term of the Commodity Linked PPIs, increasing on three of the annual valuation dates and decreasing on two of the annual valuation dates, and the Average Index Level is higher than the closing level of the Underlying Commodity on the final annual valuation date.

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be $1,200.00, representing the sum of the principal amount and the Supplemental Redemption Amount of $200.00.

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Example 3: The hypothetical closing level of the Underlying Commodity fluctuates during the term of the Commodity Linked PPIs, decreasing on three of the annual valuation dates and increasing on two of the annual valuation dates, and the Average Index Level is higher than the closing level of the Underlying Commodity on the final annual valuation date.

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be $1,062.50, representing the sum of the principal amount and the Supplemental Redemption Amount of $62.50.

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Example 4: The hypothetical closing level of the Underlying Commodity decreases steadily during the term of the Commodity Linked PPIs, and the Average Index Level is higher than the closing level of the Underlying Commodity on the final annual valuation date.

The amount payable at maturity would be $1,000.00, representing the principal amount of the Commodity Linked PPI.

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Commodity Linked PPIs to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Commodity Linked PPIs upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Commodity Linked PPIs are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Commodity Linked PPIs arising under the laws of any state, local, or foreign jurisdiction.

The amount payable on the Commodity Linked PPIs at maturity will depend on the market price of the Underlying Commodity. Accordingly, although the matter is not free from doubt, Commodity Linked PPIs with a maturity of more than one year should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method.” As a result, the Commodity Linked PPIs generally will be subject to the original issue discount (“OID”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” as described below, established by us for determining interest accruals and adjustments with respect to a Commodity Linked PPI. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a Commodity Linked PPI must timely disclose and justify the use of other estimates to the Internal Revenue Service.

A “comparable yield” with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the debt instrument. A “projected payment schedule” with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. This amount is not calculated or provided for any purpose other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the Commodity Linked PPIs for U.S. federal income tax purposes. No representation is made regarding the actual amounts of payment on the Commodity Linked PPIs, except with respect to the principal amount.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

Based on the comparable yield and the projected payment schedule of the Commodity Linked PPIs, a U.S. Holder of a Commodity Linked PPI (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Commodity Linked PPI for each day in the taxable year on which the holder held the Commodity Linked PPI, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Commodity Linked PPI, as set forth below. The daily portions of interest for a Commodity Linked PPI are determined by allocating to each day in an accrual period the ratable portion of interest on the Commodity Linked PPI that accrues in the accrual period. The amount of interest on a Commodity Linked PPI that accrues in an accrual period is the product of the comparable yield on the Commodity Linked PPI (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Commodity Linked PPI at the beginning of the accrual period. The adjusted issue price of a Commodity Linked PPI at the beginning of the first accrual period will equal its issue price and for any subsequent accrual period will be (1) the sum of the issue price of the Commodity Linked PPI and any interest previously accrued on the Commodity Linked PPI by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the Commodity Linked PPI for previous accrual periods. The issue price of each Commodity Linked PPI in an issue of Commodity Linked PPIs is the first price at which a substantial amount of those Commodity Linked PPIs has been sold (including any premium paid for those Commodity Linked PPIs and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, a U.S. Holder of a Commodity Linked PPI will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over the projected contingent payments) for a Commodity Linked PPI for the taxable year in which a contingent payment is paid. A negative adjustment (i.e., the excess of projected contingent payments over actual payments) for a Commodity Linked PPI for the taxable year in which a contingent payment is paid (1) will first reduce the amount of interest for the Commodity Linked PPI that a U.S. Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Commodity Linked PPI over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the Commodity Linked PPI in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the Commodity Linked PPI or to reduce the amount realized on a sale, exchange, or retirement of the Commodity Linked PPI. Where a U.S. Holder purchases a Commodity Linked PPI at a price other than its issue price, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

allocated to the daily portions of interest or projected payments for the Commodity Linked PPI.

If you purchase a Commodity Linked PPI in a transaction after the initial issuance of the Commodity Linked PPIs, you should consult your tax advisors for additional guidance in making these adjustments.

The applicable pricing supplement is expected to include a hypothetical tax accrual table and projected payment schedule with information for each $1,000 principal amount of Commodity Linked PPIs for each applicable accrual period through maturity, based on market conditions and actual market interest rates as of the date of the applicable pricing supplement.

A U.S. Holder generally will treat any gain on sale or exchange of the Commodity Linked PPIs as ordinary interest income. The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Commodity Linked PPIs, including a discussion of the tax consequences of payments on the Commodity Linked PPIs and a sale, exchange, or retirement of the Commodity Linked PPIs, possible alternative tax treatments of the Commodity Linked PPIs, backup withholding and information reporting considerations, and, if applicable, certain tax consequences applicable to Commodity Linked PPIs with a maturity date of not more than one year from the date of issue, and, if applicable, certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2).

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Risk Factors

An investment in any Commodity Linked PPIs entails significant risks. The following is a list of some of the principal risks associated with an investment in the Commodity Linked PPIs with an “Average Appreciation” payout. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Commodity Linked PPIs. Your decision to purchase the Commodity Linked PPIs should be made only after carefully considering the risks of an investment in the Commodity Linked PPIs, including those described below, with your advisors in light of your particular circumstances. The Commodity Linked PPIs are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Commodity Linked PPIs or financial matters in general.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the Underlying Commodity, especially if the applicable Participation Rate is less than 100%. Furthermore, the use of an average instead of a single closing level to determine the Supplemental Redemption Amount could reduce the amount you receive at maturity, particularly as compared to Commodity Linked PPIs with a “Straight Appreciation” payout.

•	The Commodity Linked PPIs may not be listed on any stock exchange, and a trading market for them may never develop or be maintained.

•	If you attempt to sell the Commodity Linked PPIs prior to maturity, the market value of the Commodity Linked PPIs, if any, may be less than the principal amount of the Commodity Linked PPIs. A variety of complex and interrelated factors could affect or reduce the market value of the Commodity Linked PPIs, including:

o	developments and/or market forces relating to the value of the Underlying Commodity;

o	trends of supply and demand for the Underlying Commodity;

o	volatility of the price of the Underlying Commodity or the futures contracts comprising the Underlying Commodity;

o	the inclusion in the original issue price of the Commodity Linked PPIs of the selling agents’ commissions and costs of hedging our obligations under the Commodity Linked PPIs;

o	suspension or disruptions of market trading in the Underlying Commodity and related futures markets;

o	the effect of regulation of the commodity markets and future regulatory developments;

o	changes in our credit ratings;

o	general economic, geopolitical, and other conditions;

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o	interest rates; and

o	time to maturity.

•	Investments in the Commodity Linked PPIs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	Although the historical performance of the commodities market historically has a low correlation to the debt or equity markets, the Commodity Linked PPIs may not outperform securities in those markets or any other components of your investment portfolio.

•	You have no right to receive any commodities or the related futures contracts of which any Underlying Commodity is comprised.

•	The Commodity Linked PPIs are not subject to regulation by the Commodity Futures Trading Commission.

•	Business activities relating to the commodities that we and the selling agents may engage in may create conflicts of interest with you.

•	The trading and hedging activities that we or the selling agents may engage in may create conflicts of interest with you.

•	Our trading and hedging activities may affect the Supplemental Redemption Amount and the market value of the Commodity Linked PPIs.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove a calculation agent.

•	None of the providers of any Underlying Commodity or sponsors of an applicable commodity index or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Commodity Linked PPIs into consideration at any time with respect to any of their trading or other activities, which may affect the value of the Underlying Commodity.

•	Unless otherwise specified in the applicable pricing supplement, we are not affiliated with the sponsor of any applicable commodities index, the providers of any Underlying Commodity, and/or the exchanges on which they are traded, and are not responsible for their calculations or actions, including any errors in or discontinuation of supply of an Underlying Commodity or publication of an applicable commodity index.

•	You must rely on your own evaluation of the merits of an investment linked to an Underlying Commodity.

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